UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

WILLDAN GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

96924N100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96924N100	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Forager Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 944,661
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 944,661
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 944,661
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

_____________________________

1 Shares reported in this table are held by (i) Forager Fund, LP, of which the Reporting Person is the general partner and (ii) a separate account to which the Reporting Person serves as investment adviser.

CUSIP No. 96924N100	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Forager Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,384,632[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,384,632
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,384,632
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
12	TYPE OF REPORTING PERSON (See Instructions) IA

___________________________

2 These shares are held by (i) Forager Fund, LP, of which Forager Capital Management, LLC is the general partner and (ii) a separate account to which Forager Capital Management, LLC serves as investment adviser.  The Reporting Person is a managing partner of Forager Capital Management, LLC.

CUSIP No. 96924N100	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Edward Kissel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,402
	6	SHARED VOTING POWER 1,384,632[2]
	7	SOLE DISPOSITIVE POWER 11,402
	8	SHARED DISPOSITIVE POWER 1,384,632

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,396,034
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%
12	TYPE OF REPORTING PERSON (See Instructions) HC; IN

____________________________

3 These shares are held by (i) Forager Fund, LP, of which Forager Capital Management, LLC is the general partner and (ii) a separate account to which Forager Capital Management, LLC serves as investment adviser.  The Reporting Person is a managing partner of Forager Capital Management, LLC.

CUSIP No. 96924N100	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Robert MacArthur
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 271
	6	SHARED VOTING POWER 1,384,632[3]
	7	SOLE DISPOSITIVE POWER 271
	8	SHARED DISPOSITIVE POWER 1,384,632

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,384,903
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
12	TYPE OF REPORTING PERSON (See Instructions) HC; IN

CUSIP No. 96924N100	Page 6 of 8 Pages

ITEM 1(a). NAME OF ISSUER

Willdan Group, Inc. (the “Issuer”)

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2401 East Katella Avenue, Suite 300

Anaheim, CA 92806

ITEM 2(a). NAME OF PERSONS FILING

This joint statement on Schedule 13G is being filed by Edward Kissel, Robert MacArthur, Forager Capital Management, LLC, a Delaware limited liability company (the “Investment Adviser”), and Forager Fund, LP, a Delaware limited partnership (the “Fund” and, together with Mr. Kissel, Mr. MacArthur and the Investment Adviser, the “Reporting Persons”).

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE

The business address of each of the Reporting Persons is 2024 3rd Ave. N, Suite 201, Birmingham, AL 35203.

ITEM 2(c). CITIZENSHIP

The Fund is a Delaware limited partnership; the Investment Adviser is a Delaware limited liability company; Mr. Kissel is a citizen of the United States; and Mr. MacArthur is a citizen of the United States.

ITEM 2(d). TITLE OF CLASS OF SECURITIES

Common stock, par value $0.01 per share (the “Common Stock”).

ITEM 2(e). CUSIP NUMBER

96924N100

ITEM 3. Not applicable.

ITEM 4. OWNERSHIP

As of December 31, 2022, the Reporting Persons, in the aggregate, beneficially owned 1,396,305 shares of Common Stock of the Issuer, representing approximately 10.9% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owns 944,661 shares of Common Stock representing approximately 7.4% of the class; (ii) the Investment Adviser, as the sole general partner of the Fund and as the investment adviser of a separate account, beneficially owns 1,384,632 shares of Common Stock representing approximately 10.8% of the class; (iii) Mr. Kissel, as the managing partner of the Investment Adviser, beneficially owns 1,396,034 shares of Common Stock representing approximately 10.9% of the class; and (iv) Mr. MacArthur, as the managing partner of the Investment Adviser, beneficially owns 1,384,903 shares of Common Stock representing approximately 10.8% of the class. The percentages of beneficial ownership reported herein, and on each Reporting Person’s cover page to this Schedule 13G, are based on a total of 13,294,922 shares of the Common Stock issued and outstanding as of November 2, 2022, as reported in most recent quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended September 30, 2022.

CUSIP No. 96924N100	Page 7 of 8 Pages

Each of the Fund and the Investment Adviser has the sole power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Mr. Kissel has the sole power to vote and dispose of 11,402 shares of Common Stock, and has the shared power to vote and dispose of 1,384,632 shares of Common Stock. Mr. MacArthur has the sole power to vote and dispose of 271 shares of Common Stock, and has the shared power to vote and dispose of 1,384,632 shares of Common Stock.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Owners of the separate accounts to which the Investment Adviser serves as investment adviser have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2023

FORAGER FUND, LP

By:	Forager Capital Management, LLC,
its General Partner

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

FORAGER CAPITAL MANAGEMENT, LLC

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

EDWARD KISSEL

/s/ Edward Kissel
Edward Kissel

ROBERT MACARTHUR

/s/ Robert MacArthur
Robert MacArthur